June 1, 2010

Alex Haditaghi
President
MortgageBrokers.com Holdings, Inc.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

      Re: MortgageBrokers.com Holdings, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Forms 10-Q for 2009
               File No. 333-105778

Dear Mr. Haditaghi:

     We have completed our review of the above referenced files and have no further comment at this time.

               Sincerely,

               Kevin W. Vaughn
               Branch Chief